Exhibit 4.2

PURCHASE AND SALE AGREEMENT OF THE ASSET CUSTODY BUSINESS, DATED AS OF JANUARY 2, 2018 (HEREINAFTER, THE “AGREEMENT”), ENTERED INTO BY AND BETWEEN BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO (HEREINAFTER, THE “SELLER”), HERBY REPRESENTED BY EMILIO DE EUSEBIO SAIZ AND JUAN EDUARDO LLANOS REYNOSO, AND BANCO S3 MÉXICO, S.A., INSTIUTCIÓN DE BANCA MÚLTIPLE (HEREINAFTER, THE “PURCHASER”), HEREBY REPRESENTED BY DAVID RICARDO JAIME MONTEMAYOR AND CARLOS EDUARDO GUERRERO GUTIÉRREZ PURSUANT TO THE FOLLOWING RECITALS, REPRESENTATIONS AND CLAUSES.

RECITALS

A.                                    That the Seller has decided to sell and the Purchaser has decided to acquire the Seller’s business related to rendering deposit, custody and management services of securities and cash in Mexico to its institutional clientele, formed by financial entities, State-operated companies and their subsidiaries, as well as the companies of its corporate banking unit (the “Custody Business”), that are included in the clients list enclosed as Exhibit A hereof.

B.                                    That in order to render the services related to the Custody Business, the Purchaser has requested and obtained from the National Banking and Securities Commission, and has complied with the conditions established in, the authorization to be organized as a multiple banking institution dated as of August 25, 2016, by means of Official Document No. P063/2016, file: CNBV.312.211.23 (13969) and is currently in the process of obtaining authorization from such Commission to operate.

C.                                    That in order to comply with Circular Letter 15/2012 of the Rules of Operations Executed by Multiple Banking Institutions with Persons with Relevant Connections, authorization was obtained from and notice was provided to Banco de México to carry out the assignment of the rights and obligations arising from the Custody Agreements (as such term is hereinafter defined) by the Purchaser and the Seller, respectively.

D.                                    That the Purchaser, as an Affiliate of Banco Santander, S.A. (i) will render the services related to the Custody Business as part of a global network, with the purpose of leveraging synergies and the experience of other affiliates that are members of such global network, and operating more efficiently and consistently with similar businesses that are operated by institutions with global presence, (ii) will operate as a specialized business that allows it to efficiently compete with other specialized competitors and leverage the growth of this business segment, (iii) will use a specialized and independent technological platform, which is intended to strengthen the business through experiences in other markets and by means of specific investments, (iv) will share know-how, brand knowledge and marketing capabilities with other affiliates of Santander Securities Services, S.A., Sociedad Unipersonal, (v) will manage the business by means of specialized personnel and with experience, both in the specific business as in the development of new businesses, and (vi) will take advantage within the legal framework of the skills generated by the Seller and the Financial Group to which it belongs, in matters of risks management, performance, anti-money laundering and internal audit, among others, for the benefit of the Custody Business.

E.                                     That the Purchaser has had the opportunity to review the documentation and information that has been provided by the Seller with respect to the Transferred Rights and Obligations and the Transferred Assets, including the integration of legal files of clients of the Custody Business.

REPRESENTATIONS

I.                                        The Seller represents, on this date, through its representatives, that:

(a)                                 it is a multiple banking institution, duly organized and existing pursuant to the laws of the United Mexican States (hereinafter, “Mexico”) and its corporate purpose allows it to enter into this Agreement;

li                                          (b)                                 it is the sole and legal owner, beneficiary and has all the rights on all the Transferred Rights and Obligations and the Transferred Assets (as such terms are hereinafter defined);

(c)                                  the Transferred Rights and Obligations and the Transferred Assets, are free from any Lien, limitation of ownership or, to the best of its knowledge, third party rights, and has the intent to assign the rights and obligations resulting from the Transferred Rights and Obligations and Transferred Assets to the Purchaser, pursuant to the terms and conditions provided in this Agreement and subject to obtaining the Authorizations from Clients and Delivery Instructions, including the assignment of the Transferred Rights and Obligations derived from custody agreements (the “Custody Agreements”). Each of the Transferred Assets are all those necessary to operate the Custody Business as it has been conducted and are duly documented pursuant to law and are physically existing where the Business operates;

(d)                                 to the best of its knowledge, it has not incurred, nor is it in breach of any violation, and no event has occurred that, with prior notice of which, or without the need of any notice, or by the lapse of time, or after verification of any other event, (i) would constitute a breach or infringement of any agreement (whether written or verbal) from which any of the Transferred Rights and Obligations derives, or would result in the rescission, amendment or early termination of such agreement, and (ii) would result in the imposition of any Lien, claim or affectation on the Transferred Assets or the Transferred Rights and Obligations under any agreement (whether written or verbal) or instrument to which any of the Transferred Assets or the Transferred Rights and Obligations is subject to, or by virtue of any law, judgment, order, warning or decree or similar document to which any of the Transferred Assets or Transferred Rights and Obligations are subject to;

(e)                                  its representatives have sufficient authority to execute this Agreement and to bind it in accordance with the terms hereof, and such authorities have not been limited, modified or revoked in any way as of the date of execution hereof. Once executed by the parties, the Agreement shall constitute a valid and enforceable obligation of the Seller, and, no further corporate action or authorization other than those obtained as of the date hereof are required for the validity of this Agreement and its mandatory nature;

(f)                                   except for the Clients’ Authorizations with respect to the assignment of the Rights and Obligations of the custody agreements, it has all authorizations (governmental or of any other nature) necessary to execute this Agreement and to perform its obligations derived herefrom;

(g)                                  the execution and performance of this Agreement does not (i) violate its corporate by-laws or corporate authorizations; (ii) violate, nor is it in conflict with nor shall it constitute a breach of, any obligation, debt, agreement, commitment or other agreement to which it is party or whereby the Transferred Assets or Rights and Obligations may be compromised; or (iii) violate any authorization to which it is subject or any law, regulation, circular letter, standard, judgment, decree or provision issued by any judicial or administrative authority that is applicable to it;

(h)                                 there are no actions, claims or legal procedures pending or, to the best of the Seller’s knowledge, threatened, before or by any power, judicial or arbitration court, governmental entity or instrumentality, (i) in connection with any act or obligation provided herein, or (ii) in connection with any other matter that may, in the event its result is adverse to the Seller, negatively affect it or its financial condition or of any other nature, or to the Custody Business, the Transferred Assets or the Transferred Rights and Obligations or negatively affect its capacity to comply with the obligations derived from this Agreement;

(i)                                     the Transferred Assets are in good standing, free from defects and without hidden defects, and may be used, among other things, for the Custody Business;

(j)                                    the maintenance of the Transferred Assets has been adequate;

(k)                                 as of the date of execution of this Agreement, it has suffered no loss, damage, theft, destruction or any other event that adversely affects part or all of the Transferred Assets;

(l)                                     each of the representations contained in this Agreement, is correct and does not contain false information regarding the facts, acts or omissions that affect or may materially affects the Transferred Assets or the Transferred Rights and Obligations, or the right acquired by the Purchaser to freely dispose of the Assets, subject to the applicable law;

(m)                             the Transferred Assets listed in Exhibit B have guarantees in effect by the licensee, developer and/or distributor;

(n)                                 Exhibit C contains a list of all the employees related to the Custody Business, including each employee’s age as well as seniority, and the Seller undertakes to send the information to the Purchaser pertaining to the current annual compensation (including without limitation any rights to receive: bonus, benefits in kind, share in profits and indemnities for severance or retirement as well as the retirement plans that are formed by contributions of the company and of the employee) prior to the execution of this Agreement. In addition, it has complied at all times with the provisions of the labor laws applicable thereto, including without limitation payment of wages and benefits to such employees in a timely manner and fully to the date hereof and in general the obligations that as employer correspond from the agreements, contracts, regulations and law applicable.

(o)                                 with respect to the Custody Business: (i) it has timely filed all Tax returns and notices it is required to file, including those corresponding to income tax, payroll tax, value added tax, contributions for social security, housing and savings for retirement; (ii) it has paid each and every one of the Taxes, fees, tariffs, rights and other payments that have to be made based on its transactions, as well as those derived from the import of goods that, pursuant to Mexican law, had been imported to Mexico;

(p)                                 the computer licenses used in the Custody Business are valid and the consummation of the acts and obligations provided in this Agreement will not affect, limit or result in the loss of rights to use such software programs subsequent to the execution of this Agreement;

(q)                                 the insurance policies that cover the equipment, supplies and assets related to the Custody Business, and the insurance policies of general and professional liability, as well as the bond policies applicable to the transactions of the Custody Business are in full force and effect, and the respective premiums are paid; and as of the date of execution of this Agreement there are no pending payment claims of insurance or bonds;

(r)                                    Exhibit D contains the assessment of the Transferred Assets and the study of transfer prices prepared by Galaz Yamazaky, Ruiz Urquiza, S.C. (Deloitte);

(s)                                   it has an interest in selling, disposing of and transferring the Transferred Assets and the Transferred Rights and Obligations, free from any Lien, burden and/or any other limitation on ownership in favor of the Purchaser. This Agreement constitutes a valid and binding obligation of the Seller, enforceable to the Seller pursuant to its terms;

II.                                   The Purchaser represents, on this date, through its representatives that:

(a)                                 it is a multiple banking institution, duly organized and existing pursuant to the laws of Mexico, it is in process of obtaining authorization from the National Banking and Securities Commission to operate  and its corporate purpose allows it to enter into this Agreement;

(b)                                 it has had the opportunity to review the documentation and information that has been provided by the Seller with respect to the Transferred Rights and Obligations and the Transferred Assets;

(c)                                  its decision to execute this Agreement and be bound hereby was based on the Seller’s representations contained in this Agreement and the legal, operational, fiscal and financial information that has been provided by the Seller as noted in Representation (b) above and by virtue of the employer substitution with respect to the Seller’s employees that have experience in management of the Custody Business;

(d)                                 it has the intent to acquire the Transferred Rights and Obligations and the Transferred Assets, pursuant to the terms and conditions hereunder;

(e)                                  its representatives have sufficient authority to execute this Agreement and to bound by it pursuant to the terms hereof, and such authorities have not been limited, modified or revoked in any way as of the date of execution hereof. Once executed by the parties, the Agreement shall constitute a valid and enforceable obligation of the Purchaser, and, no further corporate action or authorization others than those obtained as of the date hereof are required for the validity of this Agreement and its mandatory nature;

(f)                                   it has all authorizations (governmental or of any other nature) to be organized, it is in the process of obtaining authorization to operate by the National Banking and Securities Commission, as well as those that are necessary to execute this Agreement and to comply with its obligations derived therefrom;

(g)                                  the execution and performance of this Agreement does not (i) violate its corporate by-laws or corporate authorizations; (ii) violate, nor is it in conflict with nor shallit  constitute a breach of, any obligation, debt, agreement, commitment or other agreement executed of which the Purchaser is party or whereby its resources may be compromised; or (iii) violate any authorization to which it is subject or any law, regulation, circular letter, standard, judgment, decree or provision issued by any judicial or administrative authority that is applicable;

(h)                                 there are no actions, claims or legal procedures pending or, to the best of the Seller’s knowledge, threatened, before or by any power, judicial or arbitration court, governmental entity or instrumentality, (i) in connection with any act or obligation provided herein, or (ii) in connection with any other matter that may, in the event its result is adverse to the Purchaser, negatively and significantly affect the Purchaser or its business, goods or financial condition or of any other nature, or negatively or significantly affect its capacity to comply with the obligations derived from this Agreement;

(i)                                     it has an interest to acquire from the Seller the Transferred Assets and the Transferred Rights and Obligations, free from any Lien, pursuant to the terms and conditions provided in this agreement. This agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser pursuant to its terms;

(j)                                    it has the economic resources necessary to assume the Labor Liability that is hereinafter described and be bound to payment of the Purchaser Price (as such term is hereinafter defined).

By virtue of the above, the parties are bound pursuant to the following:

CLAUSES

CLAUSE ONE.          Definitions.

“Delivery and Receipt Minute” has the meaning provided in Clause Threehereof.

“IT Assets” means the computer equipment, software programs, database, applications for software programs, information back-up creation systems and any other type of equipment and technological information necessary to develop the Business.

“Transferred Assets” means (i) Custody Business, licenses of the systems established in Exhibit B hereof; (ii) legal files and information, including client identification, in connection with the operation of the Custody Business; (iii) originals or, if not available, copies, of all books and records, in connection with machinery and equipment, clients lists, client history, supplier lists, investigations and development records related to the Custody Business, strategic plans, market surveys; and (iv) non exclusive know how and subject to the confidentiality obligations; and (v) software in the form of a non-exclusive license with indefinite term.

“Client Authorizations” means the authorization that must be obtained under the terms of the contracts and agreements to which the Seller is a party in connection with the Custody Business that is being sold to the Purchaser, including without limitation, authorizations from clients with respect to the assignment of the rights and obligations and information derived or related to the Custody Agreements. Enclose an example of an assignment letter as Exhibit E.

“Banco Santander, S.A.” means Banco Santander, S.A. (Grupo Santander) entity registered before Banco de España under registry number 0049.

“Purchaser”  has the meaning provided in the preamble hereof.

“Agreement” means this Agreement, together with its Exhibits and Schedules.

“Custody Agreement” has the meaning provided in Representation I (c) hereof.

“Service Agreement” means the service agreement that shall be executed by the Parties, whereby the Seller undertakes to render advisory, factoring and infrastructure services to the Purchaser during a minimum period of 5 (five) years against payment of the compensation established by the Parties therein.

“Transferred Rights and Obligations” means the contracts, agreements and commercial relationships to be assigned to the Purchaser, documented in writing or otherwise, with respect to clients and suppliers in connection with the Custody Business, described in Exhibit F, including, without limitation, the rights to collect any fee, commissions, reimbursements, costs, expenses and everything that in fact and by law corresponds, as well as the financial margin generated by the long balances related to the Custody Agreements.

“Business Day” means any day other than Saturdays, Sundays or any other day when the multiple banking institutions in Mexico are authorized or required to close pursuant to law.

“Governmental Entity” means any instrumentality, court or entity of the federal, state or municipal government of Mexico, or  any sub-department or political subdivision thereof, that pursuant to law is competent to regulate, supervise or approve, or to apply or enforce any law, regulation, order, code or procedure applicable to any of the parties or to the transactions provided in this Agreement.

“Adjustment Date” means a date no later than on December 15, 2018.

“Affiliate” means, under the terms of LIC, a multiple banking institution organized and in operation in Mexico, in whose capital a Foreign Financial Institution has a share.

“Pricing Formula for Adjustment” means the formula established in Exhibit G to determine if taking as reference the Purchase Price and the Transferred Rights and Obligations with respect to which the Authorization from a third party and the corresponding Delivery Instruction have not been granted, on the Adjustment Date under the terms of this Agreement, result in any balance in favor of the Seller with respect to the Purchase Price withheld or in favor of the Purchaser with respect to the Purchase Price effectively paid on such date.

“Lien” means any lien, pledge, mortgage, trust, guarantee right, lease, burden option, right of preference, and easement or transfer restriction pursuant to any agreement or similar affectation.

“Taxes” means the taxes, burdens, contributions, fees, rights, tariffs, premiums, determinations of fiscal credits, impositions and other contributions of any kind imposed by a Governmental Entity or applicable law, together with interests, updates, surcharges, penalties, fines, accessories taxes or other additional amounts imposed with respect of the latter, including those that are linked, referred or calculated based on income, value added, profits, businesses, capital, alienation, transfer of ownership, sales, properties and services, use, stamp, withholdings, franchise, property, employer fees, payroll, employment, unemployment, social security fees (or its equivalent), complementary taxes, import and export tariffs, licenses, fees and registry or other similar or of any other nature.

“Delivery Instruction” means the instruction that will be made by each of the clients with whom it has executed a Custody agreement, with respect to the delivery and transfer to the Purchaser of the securities and cash under the terms of Clause Four item (d) hereof.

“LIC” means the Credit Institutions Law, published in the Federal Official Gazette on July 18, 1990, as the same has been amended and is in effect as of the date hereof.

“Mexico” has the meaning provided in Representation I (a) hereof.

“Custody Business” has the meaning provided in Recital A hereof.

“Notice to Clients” means the notices sent by the Seller to the persons described in Exhibit A with respect to the assignment of rights and obligations to obtain the Client’s Authorizations.

“Labor Liability” has the meaning provided in Clause Six hereof.

“Purchase Price” has the meaning provided in Clause Three hereof.

“Seller” has the meaning provided in the preamble hereof.

CLAUSE TWO.       Purchase and Sale.

The Seller hereby, sells, alienates, assigns and transfers the Transferred Assets and the Transferred Rights and Obligations to the Purchaser, and the latter assumes and acquires them for itself, free from any Lien, burden and/or any other ownership limitation, in exchange of (i) payment of the Purchase Price (as such term is hereinafter defined) and (ii) the assumption by the Purchaser of all obligations related to the Transferred Rights and Obligations and the assumption by the Purchaser of the Labor Liability according to the provisions of Clause Six hereof. Likewise, the Seller agrees not to compete in the Custody Business pursuanto to the provisions of Clause Nine below.

CLAUSE THREE.                                        Purchase Price, Partial Withholding and Adjustment

The Parties agree that compensation for the purchase and sale of the Transferred Rights and Obligations and the Transferred Assets and as payment of the services described in clause Four item (e), shall amount to $850,000,000.00 (eight hundred fifty million Mexican pesos 00/100), (the “Purchase Price”). Payment of the Purchase Price shall be made by the Purchaser on the business day following the day on which it obtains the authorization to begin operations from the National Banking and Securities Commission, (the “Authorization Date”), the Purchaser being required to make a payment to the Seller of 90% (ninety per cent) of the Purchase Price on the business day following the Authorization Date, by means of a wire transfer of funds to the checking account 86468238716, CLABE 0141806468237¡87167, Branch 5832 of Banco Santander México, General Accounting. Pursuant to the above, the Parties agree that the Purchaser shall withhold the amount equivalent to 10% (ten per cent) of the amount resulting from subtracting the amount of the Labor Liability referred to in Clause Six hereof to the Purchase Price until the Adjustment Date, when, if there is any outstanding balance in favor of the Seller or of the Purchaser, the Adjustment shall be determined pursuant to the Price Formula.

The confirmation of the Purchase Price shall be based on the receipt of the wire transfer issued by the corresponding banking institutions or with a copy of the respective account statement (published on the Internet or printed by the banking institution) evidencing such transfer in the Seller’s Bank Account.

The Seller acknowledges and agrees that the Purchaser is, as of the date of signature hereof, the sole and legal owner of the Transferred Assets and shall be the sole and legal owner of the Transferred Rights and Obligations once each of the Clients’ Authorizations and Delivery Instructions is obtained, irrespective of the above, and for the purpose of clarity, the parties expressly agree that the commissions and other payments generated against the clients under the Custody Business from the date of execution of this Agreement shall be borne by the Purchaser; provided that, the Purchaser receives possession of such Transferred Assets and shall receive possession of the Transferred Rights and Obligations by means of the execution of the delivery and receipt minutes that are executed under the terms of Clause Four, item (d) hereof, substantially under the terms of the form enclosed to this Agreement as Exhibit H (the “Delivery and Receipt Minute”). Furthermore, the parties acknowledge, that subject to obtaining the Authorizations from Clients if any, they hereby assume the obligations with respect to the Transferred Rights and Obligations, including without limitation with respect to the Custody Agreements, and the Labor Liability on the date of execution of this Agreement.

CLAUSE FOUR.                                                  Deliveries.

The Seller shall deliver to the Purchaser:

(a)                                 On the date hereof, an invoice, on behalf of the Purchaser, that complies with the requirements of the fiscal law in effect, with respect to all the Transferred Rights and Obligations and the Transferred Assets;

(b)                                 On the date hereof, material and legal possession of the Transferred Assets by means of the execution of the Delivery and Receipt Minute;

(c)                                  On the date hereof, a copy of this Agreement;

(d)                                 No later than the business day following the date on which each Delivery Instruction is received, the securities and cash in custody under the corresponding Custody Agreement, to the account under the Client’s name in the Purchaser’s records, who shall notify the Seller that it has opened to receive the securities and cash.

With respect of  each of the clients and for purposes of the Price Adjustment, the Parties expressly agree that, once the Client’s Authorization, corresponding Delivery Instruction and the delivery of the legal documentation covered by the respective client’s file has been ontained, the assignment of the Transferred Rights and Obligations shall become effective between the Parties retroactively from the date of execution of this Agreement.

On the 15th dau of each calendar month and no later than on December 15th, 2018, an authorized representative of each Party shall meet to reconcile the information with respect to the deliveries of the Transferred Rights and Obligations made on such date, taking into account the Clients’ Authorizations and Delivery Instructions obtained in such periods, the date when the respective Transferred Rights and Obligations shall be deemed delivered for all relevant purposes before the client and of the Purchase Price Adjustment, as well as the information, data and securities and cash under custody under the corresponding Custody Agreements. The deliveries described shall be evidenced by the Parties in the Delivery and Receipt Minutes, that shall contain the clear and accurate identification of the Transferred Rights and Obligations delivered, including  without limitation the client’s or counterparty’s identification, the identifications of the securities and cash under custody under such Custody Agreement, if any, the account kept by such client in the Seller’s records and the account under the client’s name in the Purchaser’s records to which they were delivered.

(e)                                  The Purchaser hereby, grants to the Seller such authorities so that, through a mandate without representation, it may carry out the acts inherent to rendering the Custody Business services as the Purchaser deems necessary for the orderly and complete transition of the Custody Business, including without limitation, the meintenance of the same service levels, in the timeframes and with the quality that as of the date of execution of this agreement had been provided by the Seller. The above will apply from the date of execution hereof and until December 15, 2018. Payment of these services shall be comprised in the price described in Clause Three hereof.

CLAUSE FIVE.       Positive Covenants

(a)                                 The Seller undertakes to carry out the Notifications to Clients for purposes of obtaining the Clients’ Authorizations and Delivery Instructions no later than on the Purchase Price Adjustment Date, including without limitation: (i) the express and written consent with respect to the Transferred Rights and Obligations under the terms of the Custody Agreement of each of the clients; and (ii) written consent or notice, as necessary, with respect to the agreements executed with service suppliers of the Custody Business. The above such undertaking made with the understanding that failure to obtain the Clients’ Authorizations shall result in the corresponding Price Adjustment under the terms of Clause Three hereof.

(b)                                 From the date of execution of this Agreement, in the event the Seller receives, for any reason, any amount derived from the assigned Custody Agreements, the Seller undertakes to (i) keep such amount in the Purchaser’s favor, (ii) notify the Purchaser of the receipt of such amount within two (2) business days following the date received, (iii) transfer such amount to the Purchaser, within three (3) business days following the date received, by means of wire transfer of funds to the account 65-50647794-9, CLABE 014290655064779492 under the Purchaser’s name, opened in branch 398 of Banco Santander (México), S.A., and (iv) perform the acts necessary for any amount derived from the Custody Agreements to be paid, from the date hereof, directly to the Purchaser. On the twentieth (20th) day of each month following the date of execution hereof, the Seller shall deposit to the Purchaser the financial margin generated during the previous month for the long balances corresponding to the Custody Agreements not migrated.

(c)                                  In the event the Seller receives or finds additional information related to the Transferred Rights and Obligations and the Transferred Assets, after the date of execution of this Agreement, the Seller shall notify the Purchaser of this fact as soon as possible and, if so requested by the Purchaser, shall send such additional information to the Purchaser.

(d)                                 The Seller undertakes, to support the Purchaser in the performance of all the proceedings necessary before the competent authorities to obtain any permit and/or authorization required for the operation of the Custody Business and delivery of the Transferred Rights and Obligations and Transferred Assets, including but not limited to, notices, communications and authorizations to the National Banking and Securities Commission, to the Banco de México, to the Ministry of Finance and Public Credit, to the Tax Administration System and to S.D. Indeval, Institución para el Depósito de Valores.

(e)                                  The Seller undertakes to be responsible, process, follow-up and conclude satisfactorily for the Purchaser’s interests, any information requirements from any Governmental Entity with respect to any act related to the Custody Business prior to the execution of this Agreement, including without limitation, with respect to taxes, transactions and documentations from the clients of the Custody Business. The above without prejudice of the indemnity obligations acquired by the Seller under the terms of this Agreement.

CLAUSE SIX                   Assignment of Labor Liability; Employer Substitution.

From January 1, 2018, the Purchaser assumes every obligation and responsibility of a labor nature and with respect to related matters pursuant to the Federal Labor Law,  ofwhich assumption the Seller shall inform each of the workers listed in Exhibit C hereof and that was employed by the Seller until December 31, 2017.

The Seller shall deliver to the Purchaser an original copy of the employer substitution agreement from each of the workers listed in Exhibit C within 3 (three) business days following the execution of this Agreement.

From January 1, 2018, the Purchaser shall be the sole employer and sole responsible party the labor relations; consequently, there will be no labor relationship, nor any relationship of any other nature between the Seller and the personnel described in Exhibit C hereof as of such date.

From January 1, 2018, the Purchaser shall be responsible for settling any labor liability and/or payment or obligation in labor or social security matters or of any other nature derived from the assumption by the Purchaser of the labor responsibility assumed hereunder.

The parties agree that, for the following events, the treatment shall be:

a.              Pension Plan: The Seller shall transfer to the Purchaser 100% of the company contributions of the employees that as of December 31, 2017 have 100% of the rights acquired thereon and the employee contributions, given that this is an acquired right, it will be transferred to 100%. With respect to the non-acquired rights on the company’s contributions, the Seller shall transfer to the Purchaser 50% and the Purchase shall assume the other 50%.

b.              Labor Liability: The Seller shall provide a discount to the Purchaser in the Purchase Price which amount is of $1,489,060.00 M.N. (One million four hundred and eighty nine thousand sixty Mexican pesos 00/100) and which contemplates the seniority premium and indemnity.

c.               Variable Compensation: Payment of variable compensation to which the workers’ are entitled for having depended on the Seller during all or part of 2017, shall be the Seller’s responsibility, which shall pay it as settlement complement to the workers, on the normal payment date of bonus by the Seller;

d.              Distribution of Profit: The parties acknowledge that profits are a right of the workers for the time they have worked as the Seller’s employees, and therefore it shall be the Seller’s responsibility to pay profits to the workers on the normal date such payment is made by the Seller;

Irrespective of the above, the Seller undertakes to indemnify and hold the Purchaser harmless, and to pay  any damage and/or loss suffered or expense incurred by the Purchaser, with respect to any responsibilities and obligations with the existing employees on or before the date of execution of this Agreement, or resulting from any breach by the Seller to its obligations before the workers described in Exhibit C, including obligations before third parties or governmental authorities, and including, without limitation, labor, fiscal social security, workers’ housing, retirement and profit distribution obligations, provided that, in no event, the indemnity, or payments thereunder, contained in this paragraph, shall be duplicate of any indemnity or payment thereunder contemplated in Clause Ten below.

CLAUSE SEVEN.                                           Taxes; Tax Indemnity; Expenses.

(a)                                 Each of the parties hereto shall be responsible for its own taxes arising out of the execution and performance of this Agreement.

(b)                                 All expenses and reasonable fees and documented that arise out of the acts that the Seller undertakes to perform hereunder, shall be on the Seller’s account, including expenses and rights related to the transfer of Transferred Rights and Obligations and Transferred Assets, the delivery of the documentation related thereto, filing before any public registry, notices to authorities, notarial or broker fees and other expenses;

(c)                                  The obligations agreed to by the Seller and the Purchaser in this Clause Seven shall remain in effect for the applicable statute of limitations.

CLAUSE EIGHT.                                           Confidentiality.

(a)                                 The Purchaser undertakes that all the information that has been provided by the Seller shall be kept confidential (hereinafter the “Confidential Information”) and undertakes to maintain the confidentiality of the Confidential Information and not to disclose such Confidential Information to any person or entity (except to its suppliers, employees and advisors that are involved or related to the provisions of this Agreement and that agree to submit to its terms).

(b)                                 The provisions of the previous paragraph shall not apply to (i) Confidential Information that must be used with respect to the ordinary negotiations and transactions with clients in connection with the Custody Agreements, (ii) Confidential Information that becomes information  in the public domain, provided it has not resulted from an act from the receiving party, (iii) Confidential Information obtained by the Purchaser from any source that is not forbidden from disclosing such information by legal provision or contractual obligation, (iv) Confidential Information that by law or judicial order or from a governmental or regulatory authority to which the Purchaser is subject to, or that must be disclosed to obtain any authorization from any third party or governmental authority, (v) Confidential Information that the parties agree to disclose, and (vi) Confidential Information that the Purchaser has to disclose, in the event of any subsequent assignment to any third party, in which event the latter shall be bound by the terms of the confidentiality obligations acquired hereunder in benefit of the Seller.

(c)                                  The obligations contained in this Clause Eight shall be in effect until the expiration of the corresponding statute of limitations pursuant to the provisions of the Mexican law applicable.

CLAUSE NINE.      Non-Compete Obligation. Right of Business Opportunity.

The Parties agree that it will refer or channel third parties that make a request to the Seller for the provision of the financial services comprised in the Custody Business and large corporations to the Purchaser so that the Purchaser can render them financial services directly. For purposes of the above the Seller shall notify the Purchaser by means of written notice within 3 (three) Business Days following the date on which the request from a third party is received for such services of the Custody Business to be rendered directly by the Purchaser. The Purchaser shall make its best effort to render such services, directly providing follow-up to the requests, agreements and corresponding obligations.

The Seller undertakes and agrees with the Purchaser that, during 20 (twenty) years from the date of execution of this Agreement, it shall not and shall abstain, directly and indirectly, including without limitation, through any affiliate, related party, supplier, representative, trust or otherwise or pyramid scheme, from operating or rendering the services comprised in the Custody Business in Mexico.

For purposes of this Clause Nine, the parties hereby expressly declare that the term Custody Business does not comprise custody services, and consequently the Seller may, in its capacity as trustee and upon request from the corresponding client, without any limitation, contract other financial entities, other than the Seller, for the provision of custody services.

CLAUSE TEN.           Seller’s Indemnity

(a)                                 The Seller agrees to indemnify and hold the Purchaser harmless as well as its respective employees, members, officials, advisors and representatives, from and against any liability, damage, loss, fine, cost or expense, of any nature (including, without limitation, reasonable costs and expenses from legal advisors), in any way, arising out of:

(i)                                       the falseness or inaccuracy due to negligence or any of the Seller’s representations contained in this Agreement, which any of such representations induces to error, or the omission, in any representation of important information;

(ii)                                    any breach of any of the Seller’s obligations contained in this Agreement, including without limitation the breach of the Non-Compete Obligation and of the obligations to be liable, defend, perform and/or pay before third parties and/or Governmental Entities and/or clients any obligation derived from the Custody Business until the date of this Agreement, pursuant to applicable law, regulations agreement or contract;

(iii)                                 any liability attributable to the Seller with respect to the Transferred Assets and the Transferred Rights and Obligations, including with respect to the clarifications and complaints related to acts prior to the date hereof, filed by the clients of the Custody Business to the Purchaser.

(iv)                                any claim, complaint, process or procedure that is filed against the Purchaser by persons that have been, prior to the execution of this Agreement, employees of the Seller and that, subsequently, are employees of the Purchaser, for causes imputable to the Seller.

(b)                                 Any of the indemnity obligations agreed in this Clause Ten, of the Seller, shall be in effect until the date when the Purchaser’s right to claim the indemnity provided in this Clause Ten has lapsed pursuant to the applicable law.

CLAUSE ELEVEN.                                Purchaser’s Indemnity

(a)                                 The Purchaser undertakes to indemnify and hold the Seller as well as its respective employees, members, officials, advisors and representatives, harmless from and against any liability, damage, loss, fine, cost or expense, of any nature (including, without limitation, reasonable costs and expenses from legal advisors), in any way, arising out of:

(i)                                       the falseness or inaccuracy due to negligence or any of the Purchaser’s representations contained in this Agreement, which any of such representations induces to error, or the omission, in ay representation of important information;

(ii)                                    any breach of any of the Purchaser’s obligations contained in this Agreement,;

(iii)                             any claim, complaint, process or procedure that is filed against the Seller by persons that have been, prior to the execution of this Agreement, employees of the Purchaser and that, subsequently, are employees of the Purchaser, for causes imputable to the Seller.

(b)                                 Any of the indemnity obligations agreed in this Clause Eleven of the Purchaser shall be in effect until the date on which the Seller’s right to claim the indemnity provided in this Clause Eleven has lapsed pursuant to the applicable law.

CLAUSE TWELVE.                            Purchase Price Adjustment. On the Adjustment Date, an authorized representative from each of the Parties shall perform the calculation pursuant to the Price Formula for Adjustment and consider the Delivery and Receipt Minutes duly signed by the Parties. In the event that the authorized representatives determine that: (i) there is a credit balance of the Seller, the Purchaser undertakes to pay it within [10 (ten)] business days following by means of wire transfer of immediately available funds to the account indicated by the Seller in writing; or (ii) there is a credit balance of the Purchaser, the Seller undertake to perform payment within [10 (ten)] business days following by means of wire transfer of immediately available funds to the account that the Purchaser indicates in writing, provided that, the amount of the Purchaser’s credit balance shall be set-off with the amount of the sum withheld from the Purchase Price and the Seller will only be required to pay the surplus up to an amount equivalent to 5% (five per cent) of the Purchase Price, that is, $42,500,000.00 (forty two million five hundred thousand  Pesos 00/100). The Parties undertake to execute the Settlement substantially under the terms of the form enclosed as Exhibit I, wherein evidencing that the final Purchase Price, as adjusted, has been fully paid and that the Parties do not owe nay amount derived or related solely and exclusively with the Adjustment to the Purchase Price. The Settlement describe shall not contain any release from any obligation under this Agreement, other than payment of the Purchase Price.

CLAUSE TWELVE BIS.                                          License to Operate. In the event the Purchaser fails to obtain an authorization to begin operations from the National Banking and Securities Commission,later than on April 10th, 2018, this agreement shall be terminated returning things to the status they held prior to its execution.

CLAUSE THIRTEEN.                 Assignments. Neither Party may assign its rights or delegate its obligations hereunder, without prior and written consent from the other Party.

CLAUSE FOURTEEN.              Notices.

(a)                                 Any notice or other communications allowed or required under the terms of this Agreement shall be made in writing and shall become effective of the business day immediately following the date when received by the corresponding party. Notices made pursuant to the provisions of this Clause Thirteen may be personally delivered, by e-mail or courier, addressed to the corresponding party to the following addresses:

The Seller

Juan Carlos García Contreras

Telephone: 5257 8000 ext. 51362, 51364

E-mail: juancgarcia@santander.com.mx

Address:                                                 Prolongación Paseo de la Reforma no. 500

Col. Lomas de Santa FE, Delegación Álvaro Obregón

C.P. 01219, Ciudad de México

The Purchaser

Gerardo Abraham Márquez Delgadillo

Telephone: 5257 8000 ext. 19071

E-mail: gamarquez@santander.com.mx

Address:                                                 Avenida Vasco de Quiroga, No. 3900, Torre A, Piso 20

Col. Santa Fe, Delegación Cuajimalpa de Morelos

C.P. 05348

For purposes of this agreement, the persons mentioned above shall be the contact responsible for management of this agreement being the coordinator the following person:

Octavio Medina Fraga

Telephone: 5257 8000 ext. 20010

E-mail: omedina@santander.com.mx

Address:                                                 Avenida Vasco de Quiroga, No. 3900, Torre A, Piso 20

Col. Santa Fe, Delegación Cuajimalpa de Morelos

C.P. 05348

(b)                                 Each of the Parties shall be authorized, at any time, to change the address established in this document by means of written notice addressed to the other party, pursuant to the provisions of this Clause Thirteen, which shall be made at least five (5) business days in advance .

CLAUSE FIFTEEN.                             Entire Agreement. This Agreement and its Exhibits constitute, jointly, the entire agreement between the parties in connection with the subject matter hereof, and replace any other verbal or written  agreement between the Parties prior to this Agreement.

CLAUSE SIXTEEN.                            Amendments. This Agreement may only be amended by means of a written agreement signed by the parties hereto.

CLAUSE SEVENTEEN.       Illegal Provisions. Any provision of this Agreement that is prohibited by law or that is unenforceable in any jurisdiction, shall be of not effect to the extent of such prohibition or lack of enforceability, but shall not affect, alter or invalidate the other provisions hereof or the enforceability thereof.

CLAUSE EIGHTEEN.                Non Waiver. The omission by any of the Parties to demand strict performance of the provisions of this Agreement in no way may be interpreted as a waiver of any right contained herein, nor shall such omission limit the ability of the effected Party to eventually demand strict performance of such provisions or any other provisions of this Agreement.

CLAUSE NINETEEN.                   Counterparts.  This Agreement may be signed in one or more counterparts, which jointly shall constitute  one and the same instrument.

CLAUSE TWENTY.                             Headings. The headings contained in this Agreement are used for convenience and in no event are part thereof nor shall affect its performance or interpretation.

CLAUSE TWENTY ONE.                                              Applicable Law and Jurisdiction.

(a)                                  this Agreement shall be governed and interpreted pursuant to the federal laws applicable in Mexico City, Mexico.

(b)                                  in connection with the construction and performance of the provisions herein, each of the Parties submits, unconditionally and irrevocably, to the jurisdiction and competence of the courts located in Mexico City, Mexico, hereby waiving any other jurisdiction or venue that might correspond to them, due to their current or future addresses.

Being in agreement with the content of this Agreement, the Parties sign it in four (4) counterparts, in Mexico City, Mexico on the day 2 of January, 2018.

BANCO SANTANDER (MÉXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

By:	/s/ Emilio De Eusebio Saiz

Name:	Emilio De Eusebio Saiz

Position:	Attorney In Fact.

By:	/s/ Juan Eduardo Llanos Reynoso

Name:	Juan Eduardo Llanos Reynoso

Position:	Attorney In Fact.

BANCO S3 MEXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE

By:	/s/ David Ricardo Jaime Montemayor

Name:	David Ricardo Jaime Montemayor

Position:	Attorney In Fact.

By:	/s/ Carlos Eduardo Guerrero Gutiérrez

Name:	Carlos Eduardo Guerrero Gutiérrez

Position:	Attorney In Fact.